UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 1

EVOLUTION PETROLEUM CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

30049A107

(CUSIP Number of Class of Securities (Underlying Common Stock)

Sterling H. McDonald

Vice President, Chief Financial Officer

Evolution Petroleum Corporation

2500 CityWest Blvd., Suite 1300

Houston, Texas 77042

(713) 935-0122

(Name, Address, and Telephone Number of Person Authorized to Receive Notices

And communications on Behalf of Filing Persons)

With copies to:

Michael T. Larkin, Esq.

Adams and Reese LLP

1221 McKinney Street, Suite 4400

Houston, Texas 77010

(713) 652-5151

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing fee**
$1,521,385	$84.89

*

Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 834,280 shares of common stock of Evolution Petroleum Corporation that have an aggregate value of $1,521,385 as of May 14, 2009 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model.

**

The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended equals $55.80 per million dollars of the value of the transaction. Filing fee previously paid in Schedule TO filed with the SEC effective May 15, 2009.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $84.89	Filing Party: Evolution Petroleum Corporation
Form or Registration No.: Schedule TO	Date Filed: May 15, 2009

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provisions relied upon:

☐ Rule 13e4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Issuer Third-Party Tender Offer)

This Amendment No. 1 to the Tender Offer Statement on Schedule TO amends, supplements, and restates the Tender Offer Statement on Schedule TO originally filed by Evolution Petroleum Corporation with the Securities and Exchange Commission on May 15, 2009 (as amended, supplemented and restated the “Schedule TO”).

ITEM 1.                             SUMMARY TERM SHEET.

The information set forth under Part I “Summary Term Sheet” in the Offer to Exchange, dated May 21, 2009 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1)(i), is incorporated herein by reference.

ITEM 2.                             SUBJECT COMPANY INFORMATION.

(a) Name and Address. The name of the issuer is Evolution Petroleum Corporation, a Nevada corporation (together with its subsidiaries “Evolution Petroleum,” “EPM,” the “Company,” “we,” “our,” or “us”). Our principal executive office is located at 2500 CityWest Boulevard, Suite 1300, Houston, Texas 77046, and our telephone number is (713) 953-0122. The information in the Offer to Exchange under Part III, Section 9 (“Information Concerning Evolution Petroleum Corporation”) is incorporated herein by reference.

(b) Securities. This Tender Offer Statement on Schedule TO relates to an offer (the “Offer”) by us to eligible option holders to exchange certain outstanding eligible options having an exercise price of $2.33 per share or greater (“Eligible Option Grants”) to purchase shares of our common stock, par value $0.001 per share (“Common Stock”), for shares of restricted Common Stock subject to vesting based on continued employment for a specified period (the “Restricted Stock”) that will be granted under our Amended and Restated 2004 Stock Incentive Plan (the “2004 Stock Plan”) upon the terms and subject to the conditions set forth in the Offer to Exchange. We refer to this Offer to Exchange Eligible Option Grants for Restricted Stock in accordance with the terms and conditions of this Offer to Exchange as the “Exchange Program.” Members of our board of directors, including the Chairman and Chief Executive Officer, Robert S. Herlin, and our other executive officers, Chief Financial Officer, Sterling H. McDonald, and Vice President for Operations Daryl Mazzanti, are excluded from participating in the Exchange Program.  The grant date for the Restricted Stock will be the date of the exchange, which is expected to be the expiration date of the Exchange Program, unless the Exchange Program is extended by us.  Only Eligible Option Grants that are outstanding on May 21, 2009 and held by Eligible Persons during the entire period commencing on and including May 21, 2009 through the date the Restricted Stock is granted will be eligible to tender in the Exchange Program. As of May 21, 2009, options to purchase approximately 834,280 shares of our Common Stock were eligible for exchange in the Offer. The information set forth in the Offer to Exchange under Part I “Summary Term Sheet” and in Part III, Section 1 (“The Exchange Program; Eligibility; Expiration Date”), Section 2 (“Purpose for this Exchange Program”), Section 5 (“Acceptance of Eligible Option Grants Options for Exchange and Issuance of Restricted Stock”) and Section 9 (“Source and Amount of Consideration; Terms of Restricted Stock”) is incorporated herein by reference.

(c) Trading and Market Price. The information set forth in the Offer to Exchange under Section 6 (“Price Range of Our Common Stock Underlying the Eligible Option Grants and Restricted Stock”) is incorporated herein by reference.

ITEM 3.                             IDENTITY AND BACKGROUND OF FILING PERSON.

(a) Name and Address. Evolution Petroleum Corporation is both the filing person and the subject company.  The information set forth under Item 2(a) above is incorporated herein by reference. The information set forth in Appendix A to the Offer to Exchange (“Information Concerning the Directors and Executive Officers of Evolution Petroleum Corporation”) is incorporated herein by reference.

ITEM 4.                             TERMS OF THE TRANSACTION.

(a) Material Terms. The information set forth in the Offer to Exchange under Part I “Summary Term Sheet” and in Part III, Section 1 (“The Exchange Program:  Eligibility; Expiration Date”), Section 3 (“Procedures for Entering to Exchange an Eligible Option Grant”), Section 4 (“Withdrawal Rights”), Section 5 (“Acceptance of Eligible Option Grants for Exchange and Issuance of Restricted Stock”), Section 7 (“Conditions of this Exchange Program”), Section 8 (“Source and Amount of Consideration; Terms of Restricted Stock”), Section 11 (“Status of Eligible Option Grants Acquired by Us in this Exchange Program; Accounting Consequences of this Exchange Program”), Section 12 (“Legal Matters; Regulatory Approvals”), Section 13 (“Material U.S. Federal Income Tax Consequences”) and Section 14 (“Extension of this Exchange Program; Termination; Amendment”), is incorporated herein by reference.

(b) Purchases. Members of Evolution Petroleum Corporation’s Board of Directors (“Directors”) and its executive officers (“Executive Officers”) are not eligible to participate in the Offer or the Exchange Program. The only persons eligible to participate in the Exchange Program are employees and consultants of Evolution Petroleum, other than Directors and Executive Officers, who hold an Eligible Option Grant. The information in the Offer to Exchange under Part III, Section 10 (“Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Eligible Option Grants”) is incorporated herein by reference.

ITEM 5.                             PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a) Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Exchange under Part III, Section 10 (“Interests of Directors, Executive Officers and Affiliates; Transactions Arrangements Concerning the Eligible Option Grants”) is incorporated herein by reference. The 2004 Stock Plan and related form of option agreement are incorporated herein by reference hereto as Exhibits (d)(1) and (d)(2) and contain information regarding the subject securities. The Form of Restricted Stock

Agreement attached hereto as Exhibit (d)(3) and incorporated herein by reference contains information regarding the Restricted Stock offered in the Exchange Program.

ITEM 6.                             PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) Purposes. The Offer is being conducted for employee retention purposes. The information set forth in the Offer to Exchange under Part III, Section 2 (“Purpose of this Exchange Program”) is incorporated herein by reference.

(b) Use of Securities Acquired. The information set forth in the Offer to Exchange under Part III, Section 5 (“Acceptance of Eligible Option Grants for Exchange and Issuance of Restricted Stock”) and Section 11 (“Status of Eligible Option Grants Acquired By Us in this Exchange Program; Accounting Consequences of this Exchange Program”) is incorporated herein by reference.

(c) Plans. Not applicable.

ITEM 7.                             SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) Source of Funds. The information set forth in the Offer to Exchange under Part III, Section 8 (“Source and Amount of Consideration; Terms of Restricted Stock”) and Section 15 (“Fees and Expenses”) is incorporated herein by reference.

(b) Conditions. The information set forth in the Offer to Exchange under Section 7 (“Conditions of this Exchange Program”) is incorporated herein by reference.

(d) Borrowed Funds. Not applicable.

ITEM 8.                             INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) Securities Ownership. The information set forth in the Offer to Exchange under Part III, Section 10 (“Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Eligible Option Grants”) is incorporated herein by reference.

(b) Securities Transactions. The information set forth in the Offer to Exchange under Part III, Section 10 (“Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Eligible Option Grants”) and in Appendix A of the Offer to Exchange is incorporated herein by reference.

ITEM 9.                             PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) Solicitations or Recommendations. Not applicable.

ITEM 10.                      FINANCIAL STATEMENTS.

(a) Financial Information. The information set forth in the Offer to Exchange under Part III, Section 9 (“Information Concerning Evolution Petroleum Corporation”) and Section 16 (“Additional Information”), in Item 8 of EPM’s Annual Report on Form 10-K for our fiscal year ended June 30, 2008, filed with the Securities and Exchange Commission (the “SEC”) on September 24, 2008, our 10-K/A filed with the SEC on April 7, 2009, and in Item 1 of each of the Company’s Quarterly Reports on Form 10-Q for its fiscal quarters ended September 30, 2008, December 31, 2008, and March 31, 2009 filed with the SEC on November 14, 2008, February 17, 2009, and May 15, 2009, respectively, is incorporated herein by reference. A copy of the Annual Report on Form 10-K and each of Quarterly Reports on Form 10-Q can be accessed electronically on the SEC’s website at www.sec.gov.

(b) Pro Forma Information. Not applicable.

(c) Summary Information. The information set forth in the Offer to Exchange under Part III, Section 9 (“Information Concerning Evolution Petroleum Corporation”) is incorporated herein by reference.

ITEM 11.                      ADDITIONAL INFORMATION.

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Exchange under Part III, Section 10 (“Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Eligible Option Grants”) and Section 12 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(b) Other Material Information. Not applicable.

ITEM 12.                      EXHIBITS.

EXHIBIT	DESCRIPTION OF EXHIBIT
(a)(1)(i)	Offer to Exchange relating to our Exchange Program dated May 21, 2009.

(a)(1)(ii)	Form of Evolution Petroleum Corporation Exchange Program Election Form.

(a)(1)(iii)	Form of Evolution Petroleum Corporation Eligible Option Grant and Restricted Stock Information Sheet.

(a)(1)(iv)	Communication to Eligible Evolution Petroleum Corporation Employees and Consultants from the Chief Executive Officer, to be delivered via e-mail on or around May 21, 2009.

(a)(1)(v)	Form of Communication to Eligible Person Participating in the Exchange Program Confirming Receipt of Election Form and Information Sheet, to be delivered via e-mail.

(a)(1)(vi)	Reminder Communication to Eligible Evolution Petroleum Corporation Employees and Consultants, to be delivered via e-mail on or about May 28, 2009.

(a)(1)(vii)	Form of the Election Confirmation Form to be delivered via e-mail on or about June 19, 2009.

(a)(i)(viii)

Evolution Petroleum Corporation’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, filed with the Securities and Exchange Commission on May 15, 2009, is hereby incorporated by reference.

(a)(i)(ix)

Evolution Petroleum Corporation’s Amendment on Form 10-K/A to its Annual Report for the fiscal year ended June 30, 2008, filed with the Securities and Exchange Commission on April 7, 2009, is hereby incorporated by reference.

(a)(i)(x)

Evolution Petroleum Corporation’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2008, filed with the Securities and Exchange Commission on February 17, 2009, is hereby incorporated by reference.

(a)(i)(xi)

Evolution Petroleum Corporation’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008, filed with the Securities and Exchange Commission on November 14, 2008, is hereby incorporated by reference.

(a)(i)(xii)

Evolution Petroleum Corporation’s Amendment No. 1 to Schedule 14A Definitive Proxy Statement for the 2008 Annual Meeting of Stockholders, filed with the Securities and Exchange Commission on November 4, 2008, is hereby incorporated by reference.

(a)(i)(xiii)	Evolution Petroleum Corporation’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 3, 2008, is hereby incorporated by reference.

(a)(i)(xiv)

Evolution Petroleum Corporation’s Definitive Proxy Statement on Schedule 14A for the 2008 Annual Meeting of Stockholders, filed with the Securities and Exchange Commission on October 28, 2008, is hereby incorporated by reference.

(a)(i)(xv)	Evolution Petroleum Corporation’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 28, 2008, is hereby incorporated by reference.

(a)(i)(xvi)

Evolution Petroleum Corporation’s Annual Report on Form 10-K for the fiscal year ended June 30, 2008, filed with the Securities and Exchange Commission on September 24, 2008, is hereby incorporated by reference.

(a)(i)(xvii)	Evolution Petroleum Corporation’s Registration Statement on Form S-8, filed with the Securities and Exchange Commission on July 3, 2008, is hereby incorporated by reference.

(b)	Not applicable

(d)(1)

Evolution Petroleum Corporation Amended and Restated 2004 Stock Plan, filed with the Securities and Exchange Commission on October 29 2007 as Annex A to Definitive Schedule 14A, is hereby incorporated by reference.

(d)(2)

Form of Stock Option Agreement for the Natural Gas Systems 2004 Stock Plan, filed with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K on April 8, 2005, is hereby incorporated by reference.

(d)(3)	Form of Restricted Stock Agreement under Evolution Petroleum Corporation’s Amended and Restated 2004 Stock Plan

ITEM 13.                      INFORMATION REQUIRED BY SCHEDULE 13E-3.

(a) Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EVOLUTION PETROLEUM CORPORATION

By:	/s/ Sterling H. McDonald
Sterling H. McDonald
Vice President and Chief Financial Officer

Dated: May 21, 2009

EXHIBIT INDEX

EXHBIIT	DESCRIPTION OF EXHIBIT
(a)(1)(i)	Offer to Exchange relating to our Exchange Program dated May 21, 2009.

(a)(1)(ii)	Form of Evolution Petroleum Corporation Exchange Program Election Form.

(a)(1)(iii)	Form of Evolution Petroleum Corporation Eligible Option Grant and Restricted Stock Information Sheet.

(a)(1)(iv)	Communication to Eligible Evolution Petroleum Corporation Employees and Consultants from the Chief Executive Officer, to be delivered via e-mail on or around May 21, 2009.

(a)(1)(v)	Form of Communication to Eligible Person Participating in the Exchange Program Confirming Receipt of Election Form and Information Sheet, to be delivered via e-mail.

(a)(1)(vi)	Reminder Communication to Eligible Evolution Petroleum Corporation Employees and Consultants, to be delivered via e-mail on or about May 28, 2009.

(a)(1)(vii)	Form of the Election Confirmation Form to be delivered via e-mail on or about June 19, 2009.

(a)(i)(viii)

Evolution Petroleum Corporation’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, filed with the Securities and Exchange Commission on May 15, 2009, is hereby incorporated by reference.

(a)(i)(ix)

Evolution Petroleum Corporation’s Amendment on Form 10-K/A to its Annual Report for the fiscal year ended June 30, 2008, filed with the Securities and Exchange Commission on April 7, 2009, is hereby incorporated by reference.

(a)(i)(x)

Evolution Petroleum Corporation’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2008, filed with the Securities and Exchange Commission on February 17, 2009, is hereby incorporated by reference.

(a)(i)(xi)

Evolution Petroleum Corporation’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008, filed with the Securities and Exchange Commission on November 14, 2008, is hereby incorporated by reference.

(a)(i)(xii)

Evolution Petroleum Corporation’s Amendment No. 1 to Schedule 14A Definitive Proxy Statement for the 2008 Annual Meeting of Stockholders, filed with the Securities and Exchange Commission on November 4, 2008, is hereby incorporated by reference.

(a)(i)(xiii)	Evolution Petroleum Corporation’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 3, 2008, is hereby incorporated by reference.

(a)(i)(xiv)

Evolution Petroleum Corporation’s Definitive Proxy Statement on Schedule 14A for the 2008 Annual Meeting of Stockholders, filed with the Securities and Exchange Commission on October 28, 2008, is hereby incorporated by reference.

(a)(i)(xv)	Evolution Petroleum Corporation’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 28, 2008, is hereby incorporated by reference.

(a)(i)(xvi)

Evolution Petroleum Corporation’s Annual Report on Form 10-K for the fiscal year ended June 30, 2008, filed with the Securities and Exchange Commission on September 24, 2008, is hereby incorporated by reference.

(a)(i)(xvii)	Evolution Petroleum Corporation’s Registration Statement on Form S-8, filed with the Securities and Exchange Commission on July 3, 2008, is hereby incorporated by reference.

(b)	Not applicable

(d)(1)

Evolution Petroleum Corporation Amended and Restated 2004 Stock Plan, filed with the Securities and Exchange Commission on October 29 2007 as Annex A to Definitive Schedule 14A, is hereby incorporated by reference.

(d)(2)

Form of Stock Option Agreement for the Natural Gas Systems 2004 Stock Plan, filed with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K on April 8, 2005, is hereby incorporated by reference.

(d)(3)	Form of Restricted Stock Agreement under Evolution Petroleum Corporation’s Amended and Restated 2004 Stock Plan